The Sumitomo Trust & Banking Co., Ltd.
NEW YORK BRANCH
527 MADISON AVENUE, NEW YORK, N.Y. 10022
TELEPHONE (212) 326-0600

July 31, 2002

Office of International Corporate Finance
Division of Corporate Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

The Sumitomo Trust and Banking Company, Limited
Information Furnished Pursuant to
12g3-2(b) Under the Securities Exchange Act of 1934
File No.: 82-4617

Ladies and Gentlemen:

The Sumitomo Trust and Banking Company, Limited, a bank organized as a joint stock company under the laws of Japan (the "Bank"), pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, as amended (the "Act"), hereby furnishes the following documents to the Commission:

Summary of Status Report on the Plan for Restoring Sound Management

All information and documents submitted herewith are being furnished under Rule 12g3-2(b)(1) with the understanding that such information and documents will not be deemed to be "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Act, and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Bank is subject to the Act.

dlw 8/6

Please acknowledge receipt of this letter by stamping the enclosed receipt copy and returning it in the enclosed postage-paid envelope.

Very truly yours,

The Sumitomo Trust and
Banking Company, Limited

By *Naoya Takeuchi*

Name : Naoya Takeuchi
Title: Joint General Manager

July 31, 2002

The Sumitomo Trust & Banking Co., Ltd.

Summary of Status Report on the Plan for Restoring Sound Management

1. Summary of Results for FY2001 of Sumitomo Trust and Banking (the Bank)

The Bank's Adjusted Net Business Profit, Net Operating Income, and Net Income for the fiscal year 2001 (FY2001) resulted in 150.2 billion yen, -67.6 billion yen, and -42.2 billion yen, respectively.

The comparison of the actual results with the original Plan for Restoring Sound Management (the Plan) shows an increase of 10.2 billion yen (7.3%) in Adjusted Net Business Profit, but decreases of 120.6 billion yen (227.5%) in Net Operating Income and 72.2 billion yen (240.7%) in Net Income. ROE (Adjusted Net Business Profit / Shareholders' Equity) was 20.43%, 2.26% higher than 18.17% of the Plan.

Total credit costs, i.e., the sum of credit costs in Banking A/C, Trust A/C, and the net transfer to general reserve, resulted in 105.4 billion yen (Banking A/C credit costs: 75.2 billion yen; Trust A/C credit costs: 23.9 billion yen; Net transfer to general reserve: 6.2 billion yen), 25.4 billion yen above the Plan.

The total credit costs were higher than those planned in the Plan, mainly due to proactive write-off, reclassification of certain borrowers for future write-off and the change of classification rule for Substandard Loans. However, the total credit costs declined dramatically compared with those of FY2000, and were less than the Adjusted Net Business Profit. Net gains/losses on stocks resulted in a net loss of 110.1 billion yen, mainly due to 108.9 billion yen devaluation of stocks. Stocks with values at 50% or less of their costs, as well as those with values more than 50% but less than 70% of their costs having no possibility of price recovery, are subject to the devaluation (values being determined on the basis of 1-month average of their daily closing prices during March 2002).

Adjusted Net Business Profit increased by 6.0 billion yen (4.2%) in comparison with FY2000. This is attributable to 1.6 billion yen increase in Adjusted Gross Business Profit, coupled with 4.4 billion yen reduction in general and administrative expenses through a further rationalization.

The increase in Adjusted Gross Business Profit is mainly on account of the boosted net gains on Net Interest Income in accordance with sharp falls of dollar and euro short-term interest rates, despite the decrease in fees from Loan Trust and Jointly-Operated Money Trust. Trust fees from pension asset management and securities processing services,

which are classified as fee income in trust and custody businesses, were kept at the same level with FY2000, in spite of the downward stock market. Fee income from real estate brokerage, stock transfer agency, and sales of investment trusts, which are classified as fees and commissions in banking businesses, had a steady improvement.

(BIS Capital Adequacy Ratio and Net Unrealized Gains/Losses of Securities)

BIS Capital Adequacy Ratio equaled 10.86%, decreasing by 0.55% in comparison with FY2000. Retained Earnings resulted in 145.5 billion yen, decreasing by 28.5 billion yen.

Total Net Unrealized Losses on Securities (parent company only) resulted in 93.4 billion yen, mainly on account of net losses on stocks.

Considering the decrease in Shareholders' Equity due to Net Loss and Net Unrealized Losses of Other Investment Securities, the Bank, for the purpose of improving its financial status, sold its Tokyo Marunouchi Building by securitization (Retained Earnings increased by about 20 billion yen mainly through transfer from Revaluation Reserve for Land (Net Tax) in Shareholders' Equity), and liquidated 173.8 billion yen of cross-shareholding. Dividends were reduced by 2.00 yen per share to keep retained earnings.

The Bank will enhance its financial strength and its profitability through further unwinding of its cross-shareholding, as the Bank's one of top priority issues, and through additional cost-reduction measures.

2. Summary of Status of the Plan

(1) Summary of Management Restructuring

<Human Resource Management>

- The number of eligible employees for "Employments Contracts with Specified Individual Assignments" entered into between the heads of Business Groups and employees was extended to motivate more employees.

<Organization Structure>

- A flatter organization system, as well as appointment of higher positions to younger employees, was implemented for Consumer and Corporate Finance Group in order to pursue swift decision-making and utilization of resources. (January 2002)
- For better management of profitability and responsibility, Consumer and Corporate Finance Group and Global Credit Investment Group were reorganized into Wholesale Financial Services Group, which manages both domestic and international credit risks, and Retail Customer Group. (April 2002)

<Alliance Strategy>

- Chuo Mitsui Trust's participation into JTSB was officially announced. With total entrusted assets over 110 trillion yen, JTSB will further display its leadership in the securities processing business, with advanced know-how and the economies of scale. (January 2002)
- The establishment of Japan Pension Universe Comparison Services, a joint function, was agreed with Mizuho Trust and Banking, Trust and Custody Service Bank, Daiwa Bank, Chuo Mitsui Trust and Banking, and JTSB. Joint function aggregates large amount of information about performance of pension assets, and serves high quality analysis of the information. (November 2001)
- Preliminary talks considering co-development of new generation Transfer Agency Business system have started between the Bank and Japan Securities Agents.
- Human Resource Management Service & Consulting (HRMSC), a joint venture with Matsushita Electric Industrial Co., Kao Co., and All Nippon Airways Co., was established to undertake payroll and human resource management services. HRMSC aims to become the largest human resource management services company, which will generate profit with economies of scale, utilize web infrastructure, and manage than 500 thousand employees of customer corporations.

<New Business Development>

1) Retail Banking:
   - Consulting services are enhanced for retail customers with optimal asset portfolio consultation services.
   - With sophisticated credit monitoring system, new types of mortgage loans were introduced. Based on personal credit profile analysis, the Bank extends loans which could exceed the market value of collaterals.
   - Advanced version of Customer Relationship Management has been launched to provide more specialized services to each individual client.
2) *Services for Corporate Customers*
   - "Cross-Sell" business plan, which utilizes both banking and trust functions, has been enhanced. Through the plan, the Bank provides optimal solutions for customers' problems, introducing various banking and trust functions such as securitization of account receivable, real estate services and consultation for pension plan or for human resource management.
   - The Bank also developed the simulation software for evaluating the impact of the Bank's proposal on customer's financial status.

- New type of Jointly-Operated Money Trust (JOMT), designed to invest in specified firms, has been developed. This JOMT works as a hybrid product between direct finance and indirect finance.

3) Trust and Custody business:
   - The bank has been entrusted with a fair number of asset management contracts for newly introduced Defined Contribution pension system, and provided new mutual funds and saving deposits for those contracts.
   - Trustee services for treasury stocks have started to support companies' financial strategies.
   - Real Estate Group enhances its comprehensive custody and administration services for J-REITs.

(2) <u>Progress of Restructuring</u>

See Table "Restructuring Plan."

(3) <u>Status of Problem Loans</u>

Total amount of loans classified under the Financial Reconstruction Law (Bankrupt/Practically bankrupt, Doubtful, and Substandard) amounted to 689.0 billion yen for both Banking A/C and Trust A/C combined, increasing by 156.1 billion yen from March 2001. This increase is due to proactive write-off, reclassification of certain borrowers for possible future write-off and the classification rule change for Substandard Loans.

The final disposal ("off-balancing") of non-performing loans (Bankrupt/Practically bankrupt and Doubtful) resulted in 200.4 billion yen, consisting of 99.7 billion yen disposal during 1HFY2001, and 100.6 billion yen during 2HFY2001. With respect to remaining non-performing loans that occurred before September 2000 (278.6 billion yen) and required to be disposed of by the end of FY2002, more than 62% of them have already been disposed, indicating a steady pace of disposal. Meanwhile the Bank did not grant any voluntary debt forgiveness during FY2001.

Shown below are "Non-performing Loans Ratio" (Risk-managed loans/Total loans outstanding) and "Credit Costs Ratio" (Total credit costs/Total loans outstanding). Although the Substandard loans increased from March 2001 due to the increase in Doubtful and Substandard loans, the Credit Costs Ratio shows a steady downward trend, thanks to the adoption of a stricter classification standard.

	Mar. 2000	Mar. 2001	Mar. 2001
Non-Performing Loans Ratio	7.15%	4.99%	6.34%
Credit Costs Ratio	1.41%	1.38%	0.98%

The Bank will seek further soundness of our loan asset quality through final disposal and off-balancing of non-performing loans, as well as improvements in the ratios mentioned above.

(4) Credit Business Policy

In addition to the traditional corporate lending business by way of bilateral relationships with customers, the Bank is developing credit investment business by way of market approach such as investing in securitized and marketable credits. The Bank is also offering financial services related to the credit investments fully utilizing the know-how of our trust function.

The balance of domestic loans as of March 2002 increased by 115.5 billion yen and exceeded the annual projection which forecasted no increase or decrease.

(5) Dividends Payment

The Bank reduced the year-end annual dividends for common stock by 2.00 yen to 5.00 yen per share for FY2001, considering the financial performance including Net Loss. It plans to distribute 6.00 yen per share for common stock in FY2002 in lump-sum at the end of the fiscal year, in view of still challenging business environment. The distribution of interim dividends for common stock and preferred stock for FY2002 is not scheduled on account of the mark-to-market accounting adopted from FY2001 and the current poor outlook of the stock market.

3. Strategy for Improvement of Profitability to Achieve Net Income Projection on the Plan

(Failure to achieve the projection analyzed)

Net Loss of FY2001 was 42.2 billion yen, which is 72.2 billion yen less than Net Income scheduled on the Plan. It shows that actual Net Income was less than 70 percent of the attempted Net Income due to credit cost increase on account of proactive write-off of bad loans and devaluation of stocks.

(Return on Equity)

Adjusted Business Profit for FY2001 increased 10.2 billion yen (7.3%) reaching 150.2 billion yen, leading to a strong ROE of 20.43%, 2.26% higher than the projected number

18.17%.

(Action Plan for Profitability Improvement)

The Bank will implement the action plans listed below to achieve higher profitability. The Bank has already cut its overhead ratio about 21% since FY1996, but it will implement the following restructuring plan to reduce the SG&A by approximately 10 billion yen (8%) more than the projection on the Plan.

1. Reduction of Remuneration for Directors

   The Bank has already reduced the level of salary for Directors 5 times since FY1992, while Directors have declined the annual bonus since FY1995. The Bank will carry out further reduction, and as a result, salary and annual remuneration for Directors will be reduced by 30% and by 50% at most respectively compared with those in FY1991.

2. Reduction of the number of employees

   Although the number of employees has been decreased by 14% compared with that in FY 1997 due to more efficient operations, promotion of employment transfer, and hiring curbs, the Bank will reduce 450 employees more than the projection in the Plan by the end of FY2004.

3. Reduction of Personnel Expenses

   The personnel expenses of FY2001 have already been reduced by 25% compared to those in FY1997 due to reductions in number of employees, restructuring of pension plan and retirement allowance plan, and abolishment of rent subsidy plan. However, the Bank will reduce more expenses though further bonus cut, restructuring human resource allocation, and review of employee welfare program.

4. Acceleration of Consolidation of Branches

   The Bank's plan to close three domestic branches in FY2004 will be accelerated, and two of them are to be closed during FY2002.

5. Others

   The Bank will reduce non-personnel expenses in various ways including downsizing of its IT system.

Result of Additional Cost Reduction Plans

	Action Plans	Expected Cumulative Result until FY2004
Reduction of Remuneration for Directors	- Further reduction in addition to 5 -time cut since FY1992	50 million yen
Reduction of the number of employees	- Reduction in 450 employees by FY2004	5,500 million yen
Reduction of Personnel Expenses	- Further reduction in bonus - Restructuring of human resource allocation - Review of employee welfare program	
Acceleration of Consolidation of Branches	- Winding-up of 2 branches in FY2002	
Reduction of Welfare Provisions	- Termination of outsourcing of cafeteria - Reduction of meeting spaces	3,700 million yen
Others	- Reduction of non-personnel expenses in various ways including downsizing of IT system	6,700 million yen
Total		16,000 million yen

Re-planning of the Plan based on this additional restructuring plan

(in billions of Yen)			FY2001 (Actual)	FY2002 (Projection)	FY2003 (Projection)	FY2004 (Projection)
	SG & A		1,214	1,238	1,198	1,146
		Personnel Expenses	492	480	-	-
		Excluding Personnel Expenses	668	698	-	-
		Of which IT Expenses	519	533	-	-
Adjusted Business Profit			1,502	1,460	1,550	1,700
	Credit Costs		-1,054	-800	-300	-300
Recurring Income/Loss			-676	560	1,180	1,400
Net Income/Loss			-422	336	691	831
Retained Earnings			1,455	1,695	2,274	2,995
Dividends per common share (in Yen)			5.00	6.00	7.00	7.00
ROE(Adjusted Business Profit/Capital)			20.43%	20.14%	20.12%	20.32%

	FY2001 (Actual)	FY2002 (Projection)	FY2003 (Projection)	FY2004 (Projection)
Number of employees	5,154	5,100	5,050	5,000
Number of branches (Domestic, Foreign)	53	51	51	50
Salary and Bonus for Directors (millions of yen)	378	385	385	385

(The Projection of Retained Earnings and Possibility of Repayment of Public Funds)

Although the retained earnings have been reduced due to Net Loss in FY2001, the Bank will increase them through the additional restructuring plans listed above (The increase is expected to be 16 billion yen in total through FY2002 to FY2004). Furthermore, to keep its earnings, the Bank reduced dividends by 2.00 yen and 1.00 yen per share for FY2001 and FY2002 respectively, compared to 7.00 yen per share originally planned in the Plan. As a result, the retained earnings of the Bank are projected to increase to 299.5 billion yen by the end of FY2004, and the Bank will be able to have allowance to repay the public funds.

(in billions of yen)	FY2001 (Projection)	FY2001 (Actual)	FY2002 (Projection)	FY2003 (Projection)	FY2004 (Projection)	Cumulative Results since FY1998
Retained Earnings	190.8	145.5	169.5	227.4	299.5	179.5

The Bank is planning to repay public funds by the end of FY 2004 through strengthening its financial status. Specifically speaking, the Bank will repay 100 billion yen of perpetual subordinated bonds by March 2003, exercising on the call provision of the bonds. The Bank also intends to repay its preferred stock and redeemable preferred bonds, 100 billion yen each, at its earliest stage.

(Appendices)

Financial Highlights (Non-Consolidated)

(in billions of Yen)

	Mar. 2000 Actual	Mar. 2001 Actual	Mar. 2002 Projection	Mar. 2002 Actual	Remarks
Average Balance Information:					
Total Asset	14,289.3	16,207.6	17,200.0	16,530.8	
Loans and Bills Discounted	7,196.9	7,844.9	8,590.0	8,490.4	*1
Investment Securities	4,300.0	5,575.3	5,770.0	5,817.0	
Trading Assets	417.1	439.1	500.0	449.4	
Deferred Tax Assets (Ending Balance)	243.6	200.5	180.5	246.9	*2
Total Liabilities	13,595.5	15,444.3	16,430.0	15,745.2	
Deposits	6,776.2	7,832.8	7,870.0	9,208.7	*3
Bonds	-	-	-	-	
Trading Liabilities	8.5	10.5	10.0	22.1	
Deferred Tax Liabilities (Ending Balance)	-	-	-	-	
Deferred Tax Liabilities on Revaluation Reserve for Land (Ending Balance)	17.1	15.0	15.0	2.1	
Total Stockholders' Equity	724.7	760.8	779.8	651.9	
Common Stock and Preferred Stock	282.0	283.9	283.9	284.0	
Capital Surplus	235.4	237.4	237.4	237.4	
Legal Reserve	39.6	41.8	44.0	42.9	
Revaluation Reserve for Land, Net of Tax	25.6	23.6	23.6	3.4	
Net Unrealized Gains/Losses of Other Investment Securities	-	-	0.0	-57.1	*2
Retained Earnings	141.9	174.0	190.8	145.5	
Summary of Financial Results:					
Gross Profits	221.0	238.5	240.3	247.7	
Trust Fees	96.2	95.8	105.0	80.4	
Trust Account Credit Costs (A)	54.7	31.5	25.0	23.9	*5
Interest Income	389.6	347.4	317.0	329.5	
Interest Expenses	291.0	269.0	232.0	221.5	
Fees and Commissions	25.9	21.5	29.0	22.2	
Net Trading Income (Expenses)	4.3	7.1	6.0	4.6	
Net of Other Operating Income	-3.9	35.6	15.3	32.3	
Bond Related Income (Expenses)	-10.6	29.8	10.0	25.8	
Adjusted Net Business Profit (B) + (A) + (C)	144.7	144.1	140.0	150.2	*4
Net Business Profit (before Net Transfer to General Reserve (B) + (C)	89.9	112.6	115.0	126.2	
Net Business Profit (Gyomu Jun-eki) (B)	97.2	91.5	115.0	120.0	
Net Transfer to General Reserve (C)	-7.2	21.1	0.0	6.2	*5
General and Administrative Expenses	131.0	125.9	125.3	121.4	
Payroll	57.9	52.4	50.5	49.2	
Expenses other than Payroll	67.5	68.2	68.8	66.8	
Credit Losses on Loans	102.5	94.1	55.0	75.2	*5
Net Income from equity transactions	75.1	43.6	0.0	-110.1	*6
Devaluation of Equities	87.7	30.2	0.0	108.9	
Net Operating Income	76.7	72.9	53.0	-67.6	*6
Extraordinary Income	1.6	24.3	0.0	8.4	
Extraordinary Expense	1.6	13.0	3.0	5.7	
Income Taxes (Current)	0.0	0.1	0.0	0.1	
Income Taxes (Deferred)	43.6	41.5	20.0	-22.9	
Net Income	33.0	42.6	30.0	-42.2	*6
Cash Dividends:					
Profit available for Dividend (in billions of Yen)	133.9	163.1	178.6	78.3	
Dividend (in billions of Yen)	10.8	10.8	11.0	7.9	
Dividend per Share (Yen)	7.00	7.00	7.00	5.00	
Dividend Ratio (preferred stock - capital infusion)	0.76	0.76	0.76	0.76	
Dividend Ratio (preferred stock - others) (%)	-	-	-	-	
Dividend Payout Ratio (%)	32%	25%	36%	-	

Managerial Index: Yield rates and margins are on three major accounts basis. (%)

Average nominal interest rate earned (D)	2.87	2.35	2.00	2.14	
on Loans (E)	1.97	1.95	1.66	1.62	
on Securities	2.37	2.80	2.63	3.01	
Average nominal cost rate paid (F)	2.61	2.19	1.88	1.91	
on Deposits (including NCD) (G)	0.63	0.74	0.54	0.58	
Overhead Ratio (H)	0.90	0.87	0.94	0.84	
Payroll Ratio	0.40	0.36	0.38	0.34	
Expenses other than payroll Ratio	0.46	0.47	0.49	0.46	
Interest Spread (D)-(F)	0.25	0.16	0.12	0.23	*7
Interest Spread on Loans/Deposits (E)-(G)-(H)	0.42	0.33	0.17	0.20	
<Gross Interest Spread on Loans/Deposits (E) - (G)>(Note 1)	<1.33>	<1.21>	<1.12>	<1.04>	
Non-Interest Income Ratio	55.42	67.12	64.62	56.39	
ROE [(Net Business Profit + Credit Cost in Trust Account)/Stockholders' Equity] (Note 2)	19.96	19.40	18.17	20.43	*7
ROA [(Net Business Profit + Credit Cost in Trust Account)/Total Assets in Banking Account]	1.01	0.88	0.81	0.90	

(Note 1) As costs arising from operations other than commercial lending/borrowing, such as pension businesses are included in the calculation of the interest spread of trust banks, "Gross Interest Spread" is also show as a reference.

(Note 2) Figures in "Stockholders' Equity" for Mar. 2001 and Mar. 2002 (Actual) are on an average balance basis

Balance of Principal-Guaranteed Trusts

(in billions of Yen)

Jointly-Operated Money Trusts (ending balance)

	Mar. 2000 Actual	Mar. 2001 Actual	Mar. 2002 Projection	Mar. 2002 Actual	Remarks
Total Assets	1,242.6	998.5	1,000.0	914.9	
Loans	280.4	249.3	250.0	243.0	
Securities	34.8	27.0	30.0	15.2	
Others	927.4	722.0	720.0	656.6	
Total Liabilities	1,242.6	998.5	1,000.0	914.9	
Principal	1,238.9	997.6	999.0	913.5	
Others	3.6	0.8	1.0	1.3	

Loan Trusts (ending balance)

	Mar. 2000 Actual	Mar. 2001 Actual	Mar. 2002 Projection	Mar. 2002 Actual	Remarks
Total Assets	5,798.2	4,489.6	3,700.0	3,187.9	
Loans	2,608.9	2,069.3	1,500.0	1,636.0	*1
Securities	670.0	312.6	300.0	266.4	
Others	2,519.3	2,107.6	1,900.0	1,285.4	
Total Liabilities	5,798.2	4,489.6	3,700.0	3,187.9	
Principal	5,698.1	4,427.7	3,650.0	3,154.2	*3
Others	100.0	61.9	50.0	33.6	

(* Remarks)

*1 Total loan amount in Banking A/C as well as Trust A/C with principal guarantee contracts (Loan Trust and Jointly-Operated Money Trust) has steadily increased. The amount of domestic loans outstanding has already exceeded our projected level for Mar. 2002.

*2 Negative 57.1 billion yen is recorded due to our net unrealized losses in Available-for-Sale Securities.
In addition, deferred tax assets increased by 46.3 billion yen mainly due to the impact of tax-effect accounting.

*3 NCD (non-negotiable certificate of deposits), for the purpose of short-term cash management, has increased.
Overall deposit amount (including Loan Trust) is maintained at the same level as the projection.

*4 Adjusted net business profit exceeded the projected amount by 10.2 billion yen, achieving 150.2 billion yen.

*5 Total Credit costs, consisting of credit costs for Banking A/C and Trust A/C, as well as the net transfer to general reserve, totaled 105.4 billion yen, 25.4 billion yen above our forecast of 80 billion yen.

*6 Net losses on securities resulted in110.1 billion yen, mainly on account of the devaluation losses amounting to 108.9 billion yen.
A strict standard for devaluation, in which stocks with values at 50% or less of their costs are compulsorily subject to devaluation, and those with values more than 50% but less than 70% of their costs are subject to devaluation, depending on their possibility of price recovery.

*7 Interest spread exceeded the projected level by 0.11%. ROE also has exceeded the projected level by 2.26%

Financial Highlights (Consolidated)

(in billions of Yen)

	Mar. 2000 Actual	Mar. 2001 Actual	Mar. 2002 Projection	Mar. 2002 Actual	Remarks	Mar. 2003 Projection
Total Asset	15,522.7	17,861.0		16,704.0		
Loans and Bills Discounted	7,728.9	8,193.7		8,922.4		
Investment Securities	4,864.9	6,566.3		5,069.8		
Trading Assets	454.1	640.5		515.8		
Deferred Tax Assets	245.5	204.4		250.3		
Minority Interests	89.7	91.0		88.2		
Total Liabilities	14,697.4	17,008.2		15,956.0		
Deposits	7,674.0	8,692.8		9,774.0		
Bonds	-	-		-		
Trading Liabilities	131.3	199.0		203.0		
Deferred Tax Liabilities (Ending Balance)	1.0	0.1		0.0		
Deferred Tax Liabilities on Revaluation Reserve for Land (Ending Balance)	17.1	15.0		3.6		
Stockholders' Equity:	735.5	761.6		659.6		
Common Stock and Preferred Stock	282.0	283.9		284.0		
Capital Surplus	235.4	237.4		237.4		
Revaluation Reserve for Land, Net of Tax	25.6	23.6		5.8		
Net Unrealized Gains/Losses of Other Investment Securities	-	-		-57.0		
Foreign Currency Translation Adjustment	-	-6.3		-1.4		
Retained Earnings	192.4	225.1		195.0		
Treasury Stock	0.1	2.1		4.2		

Summary of Financial Results: (in billions of Yen)

	Mar. 2000 Actual	Mar. 2001 Actual	Mar. 2002 Projection	Mar. 2002 Actual	Remarks	Mar. 2003 Projection
Operating Income	1,010.1	875.2	750.0	715.8		620.0
Trust Fees	96.2	95.8		80.4		
Interest Income	391.2	346.5		329.9		
Fees and Commissions Earned	43.8	49.7		61.0		
Trading Income	6.1	10.5		5.3		
Other Business Income	216.5	218.2		192.1		
Other Operating Income	256.0	154.2		46.9		
Operating Expenses	929.9	796.9	705.0	772.6		560.0
Interest Expenses	294.4	275.2		225.0		
Fees and Commissions Paid	9.6	17.8		24.6		
Trading Expenses	0.0	0.0		0.6		
Other Business Expenses	213.2	175.2		151.1		
General and Administrative Expenses	142.8	138.0		134.8		
Other Operating Expenses	269.7	190.4		236.2		
Write-Off	45.2	67.6		31.8		
Reserves	32.3	48.9		56.8		
Net Transfer to General Reserve	-5.4	19.7		5.3		
Net Transfer to Specific Loan Loss Reserve	42.9	30.6		53.3		
Net Operating Income	80.2	78.2	45.0	-56.7		60.0
Extraordinary Income	1.6	21.4		8.4		
Extraordinary Expense	1.7	9.8		8.1		
Income before Income Taxes	80.1	89.9		-56.4		
Income Taxes (Current)	3.3	4.3		4.5		
Income Taxes (Deferred)	41.7	40.5		-22.5		
Minority Interest in Net Income	2.9	3.9		3.9		
Net Income	32.2	41.0	22.0	-42.4		35.0

BIS Capital Adequacy Ratio

(Non-Consolidated basis)

(in billions of Yen)

	Mar. 2000 Actual	Mar. 2001 Actual	Mar. 2002 Projection	Mar. 2002 Actual	Remarks
Capital	281.9	281.8	281.8	284.0	
Common Stocks	231.9	231.8	231.8	234.0	
Preferred Stock (non-cumulative) (Note 1)	50.0	50.0	50.0	50.0	
Preferred Securities (Note 2)	83.0	83.0	83.0	83.0	
Capital Surplus	235.4	237.4	237.4	237.4	
Legal Reserve	39.6	41.8	44.0	42.9	
Net Unrealized gain/loss of other investment securities	-	-	0.0	-57.1	
Voluntary Reserves	104.8	127.8	159.8	159.8	
Others	31.8	40.7	25.6	-26.5	
Tier I	776.5	812.6	831.6	723.5	
(Tax Effect Amount of which)	(243.6)	(200.5)	(180.5)	(246.9)	
Preferred Stock (cumulative)	-	-	-	-	
Preferred Securities	-	-	-	-	
Perpetual Subordinated Bonds (Note 3)	135.0	164.5	164.5	164.5	
Perpetual Subordinated Loans	-	-	-	35.0	
Unrealized gains of securities(55% discounted)	-	-	-	-	
Revaluation surplus on land(55% discounted) (Note 4)	19.2	17.4	17.4	2.5	
General Reserve	55.0	76.1	76.1	82.3	
Others (Note 5)	9.9	6.1	6.1	6.0	
Upper Tier II	219.2	264.2	264.2	290.4	
Subordinated debt (Note 6)	306.4	280.4	280.0	268.5	
Subordinated loan	24.0	12.0	-	-	
Others	-	-	-	-	
Lower Tier II	330.4	292.4	280.0	268.5	
Tier II	549.6	556.6	544.2	559.0	
Tier III	-	-	-	-	
Deductible Items	1.4	1.0	1.0	1.0	
Total Capital	1,324.7	1,368.2	1,374.8	1,281.5	

(in billions of Yen)

Total risk-adjusted assets	11,629.0	11,701.5	11,700.0	11,816.4	
On-balance-sheet items	9,441.5	9,974.1	10,000.0	10,303.4	
Off-balance-sheet items	2,129.0	1,661.8	1,600.0	1,446.5	
Market Risk Equivalent (Note 7)	58.3	65.5	100.0	66.4	

(%)

BIS Capital Adequacy Ratio (consolidated)	11.39	11.69	11.75	10.84	
Tier I Ratio	6.67	6.94	7.10	6.12	

(Note 1) Amount included in capital from 100 billion public funds in the form of preferred stock

(Note 2) As a self-serving capital enforcement method, preferred securities totaling 83 billion yen was issued in Mar. 1999, by a subsidiary in Cayman Islands.

(Note 3) Perpetual subordinated unsecured bonds issued in March 1998 as public funds are included. The bonds are to be redeemed on the call date in March 2003.

(Note 4) 45% of revaluation gain on land is included in Tier II.

(Note 5) Mandatory exchangeable subordinated notes issued in June 1997.

(Note 6) Includes 100 billion yen medium-term subordinated bonds issued in March 1999.

(Note 7) Amount of market risk equivalent /0.08 (8%)

BIS Capital Adequacy Ratio

(Consolidated basis)

(in billions of Yen)

	Mar. 2000 Actual	Mar. 2001 Actual	Mar. 2002 Projection	Mar. 2002 Actual	Remarks
Capital	281.9	281.8	281.8	284.0	
Common Stocks	231.9	231.8	231.8	234.0	
Preferred Stock (non-cumulative) (Note 1)	50.0	50.0	50.0	50.0	
Preferred Securities (Note 2)	83.0	83.0	83.0	83.0	
Legal Reserves	235.4	237.4	237.4	237.4	
Net Unrealized gain/loss of other investment securities	-	-	0.0	-57.0	*1
Foreign Currency Translation Adjustment	-	-6.3	-6.3	-1.4	
Retained Earnings	193.8	227.7	244.7	188.0	*1
Others	-	-	-	-	
Tier I	794.2	823.6	840.6	734.1	
(Tax Effect Amount)	(245.5)	(204.4)	(185.4)	(250.3)	
Preferred Stock (cumulative)	-	-	-	-	
Preferred Securities	-	-	-	-	
Perpetual Subordinated Bonds (Note 3)	135.0	164.5	164.5	164.5	*3
Perpetual Subordinated Loans	-	-	-	35.0	
Unrealized gains of securities(55% discounted)	-	-	0.0	-	
Revaluation surplus on land(55% discounted) (Note 4)	19.2	17.4	17.4	4.2	*2
General Reserve	58.8	79.5	79.5	84.0	
Others (Note 5)	9.9	6.1	6.1	6.0	
Upper Tier II	223.0	267.6	267.5	293.8	
Subordinated Debt (Note 6)	306.4	280.4	280.0	268.5	*1
Subordinated Loan	24.0	12.0	-	-	
Others	-	-	-	-	
Lower Tier II	330.4	292.4	280.0	268.5	*3
Tier II	553.4	560.0	547.5	562.4	
Tier III	-	-	-	-	
Deductible Items	1.4	2.4	2.4	2.9	
Total Capital	1,346.2	1,381.2	1,385.7	1,293.6	
Total risk-adjusted assets	11,982.2	12,098.2	12,000.0	11,908.0	
On-balance-sheet items	9,699.8	10,279.1	10,200.0	10,364.4	
Off-balance-sheet items	2,209.3	1,749.0	1,700.0	1,475.0	
Others (Note 7)	73.1	70.0	100.0	68.5	
BIS Capital Adequacy Ratio (consolidated)	11.23	11.41	11.54	10.86	*1
Tier I Ratio	6.62	6.80	7.00	6.16	

*(Notes 1 to 7): *See Notes in non-consolidated basis for explanation.*

<Explanation for the difference between March 2002 Actual and March 2002 Projection>

*1 BIS Capital Adequacy Ratio as of March 2002 was lower than the projected ratio by 0.68% mainly due to 57.0 billion yen of unrealized loss of Other Investment Securities and decline of retained earnings on account of Net Loss.

*2 Revaluation surplus on land has decreased due to the sale of the Bank's Tokyo Marunouchi Building through securitization.

*3 The Bank is planning to (re)finance with subordinated debt to keep sufficient BIS Capital Adequacy Ratio.

Breakdown of Adjusted Net Business Profits (New Breakdown by Business Group) (Note 1)

(Non-Consolidated basis)

(in billions of Yen)

	Mar. 2001 Actual	Mar. 2002 Projection	Mar. 2002 Actual	Remarks	Mar. 2003 Projection
Consumer and Corporate Finance Group	71.1	54.3	53.1	(Note 2)	66.5
Global Credit Investment Group	5.8	7.1	8.2		
Treasury and Financial Products Group	36.4	39.7	57.6		39.6
Fiduciary Services Group	25.7	30.7	22.1		30.2
Pension Asset Management	16.9	19.0	15.6		19.8
Securities Processing Services	2.5	3.3	0.9		2.4
Stock Transfer Agency	6.4	8.4	6.5		7.9
Real Estate Group	5.1	8.2	9.2		8.8
Total (Adjusted Net Business Profit)	144.1	140.0	150.2		145.0

(Consolidated basis) (Note 3)

(in billions of Yen)

	Mar. 2001 Actual	Mar. 2002 Projection	Mar. 2002 Actual	Remarks	Mar. 2003 Projection
Consumer and Corporate Finance Group	73.6	57.8	54.8	(Note 2)	67.4
Global Credit Investment Group	5.8	7.1	8.0		
Treasury and Financial Products Group	36.4	39.7	57.6		39.6
Fiduciary Services Group	30.3	35.7	28.8		35.2
Pension Asset Management	16.3	18.8	14.4		19.8
Securities Processing Services	7.6	8.5	7.8		7.4
Stock Transfer Agency	6.4	8.4	6.5		7.9
Real Estate Group	5.9	8.7	9.5		9.4
Total (Adjusted Net Business Profit)	152.0	149.0	158.7		151.5

(Note 1) "Business Group" management system was introduced in April 2000.

(Note 2) The Bank reclassified its Consumer and Corporate Customer Group and Global Credit Investment Group into Wholesale Financial Services Group and Retail Financial Services Group on April 2002. March 2002 projection for those two groups are aggregated.

(Note 3) Figures on the internal managerial accounting basis are used in "Consolidated basis" Table, and differ from those used for the financial accounting purpose.

Restructuring Plan

(Number of executives and regular employees)

	Mar. 2000 Actual	Mar. 2001 Actual	Mar. 2002 Projection	Mar. 2002 Actual	Remarks
Number of Directors and Auditors (Note 1)	16	18	18	18	
Directors (of which part-time)	11(0)	13(0)	13(0)	13(0)	
Auditors (of which part-time)	5(2)	5(2)	5(2)	5(2)	
Number of Employees	5,568	5,202	5,300	5,154	

(Note 1) The figure as of March 2002 included 3 Directors who resigned after March 2002. As a result the current number of Directors and Auditors as of July 31, 2002 is 15.

(Note 2) The figure includes clerical staff and staff dispatched from other companies, but excludes part-timers.

Number of Branches and Subsidiaries

	Mar. 2000 Actual	Mar. 2001 Actual	Mar. 2002 Projection	Mar. 2002 Actual	Remarks
Number of Domestic Branches (Note 1)	54	54	53	53	
Number of Overseas Branches (Note 2)	5	4	3	3	
Number of Overseas Subsidiaries	5	4	3	3	

(Note 1) The figure excludes representative offices.

(Note 2) The figure excludes representative offices.

Personnel Expenses

		Mar. 2000 Actual	Mar. 2001 Actual	Mar. 2002 Projection	Mar. 2002 Actual	Remarks
Personnel Expenses	(in millions of Yen)	57,912	52,457	50,500	49,289	
of which remuneration	(in millions of Yen)	34,434	31,043	30,000	29,959	
Average Monthly Salary of employees	(in thousands of Yen)	432	423	420	416	

Average age of employees is 39.5 years old as of March, 2002.

Salary and Bonus for Directors (in millions of Yen)

	Mar. 2000 Actual	Mar. 2001 Actual	Mar. 2002 Projection	Mar. 2002 Actual	Remarks
Salary and Bonus for Directors (Note 1)	458	368	400	378	
Salary	418	368	400	374	
Bonus (Note 1)	40	0	0	4	*
Average Salary and Bonus for Directors (Note 2)	22	22	22	22	
Average Retirement Allowance for Directors (Note 2)	28	35	50	19	

Non-Personnel Expenses (in millions of Yen)

	Mar. 2000 Actual	Mar. 2001 Actual	Mar. 2002 Projection	Mar. 2002 Actual	Remarks
Non-Personnel Expenses	67,535	68,240	68,800	66,870	
IT Expenses	11,768	13,424	15,300	14,954	
Excluding IT Expenses	55,767	54,816	53,500	51,916	

* Including leasing fees

Subsidiaries and Affiliates

(in billions of Yen)

Company Names	Established	Primary Business	Total Assets	Debts		Shareholders Equity		Net Operating Income	Net Income	Subsidiary or Affiliates
					Debts from the Bank		The capital from the Bank			
The Sumishin Shinko Co., Ltd.	June, 1948	Property Maintenance	14.5	6.3	5.7	2.2	0	0.2	0	Subsidiary
Sumishin Card Co., Ltd.	June, 1983	Credit Cards	26.6	4.7	3.4	1.8	0	0.2	0.1	Subsidiary
Sumishin Realty Co., Ltd.	January, 1986	Residential Brokerage	4.1	1	1.1	2.1	0	0.5	0.2	Subsidiary
STB Delaware Funding Trust I *1 (in millions of $)	May, 1998	Finance Services	14.1	2.2	2.2	-0.4	0.4	0.3	0.3	Subsidiary
STB Leasing Co., Ltd. *2	July, 1985	General Leasing	392	321.6	103.7	8.6	0.1	1.8	1	Affiliates
Japan Trustee Information Systems Lt	November, 1988	Information Technology	34.4	32.7	16.3	0.3	0	0.2	0.1	Affiliates
BUSINEXT CORPORATION *3	January, 2001	Finance Services	8.1	7.4	7.4	0.2	1.2	-2.5	-2.6	Affiliates

*1 The company was established as asset backed SPC. Further funding utilizing this company is not planned, and the company will downsize its business. Capital deficits of the company are fully cash reserved by the Bank.
*2 The company became Affiliates due to change of the shareholder structure.
*3 Financial services focusing on SOHO (Small office, Home office) market which has not been covered by usual banking business. The company has just started its business since April 2001 and has initial loss.
*4 International General Finance which had been a subsidiary until 1HFY2001 was liquidated.

Change in Loan Amount

(in billions of Yen)

		Mar. 2001 Actual (A)	Mar. 2002 Projection (B)	Mar. 2002 Actual (C)	Remarks	Mar. 2003 Projection (D)
Domestic Loans	including Impact Loans	10,013.2	10,013.2	10,139.4		10,139.4
	excluding Impact Loans	9,900.7	9,900.7	10,031.9		10,031.9
Loans to small to mid-sized corporations	including Impact Loans	3,348.0	3,354.0	3,322.5		3,323.5
	excluding Impact Loans	3,317.4	3,323.4	3,262.9		3,263.9
Loans with Guarantees by Credit Guarantee Corporations		0.0	0.0	0.0		0.0
Loans to individual customers		1,152.3	1,219.3	1,195.2		1,268.2
residential mortgage loans		714.3	726.4	749.0		803.9
Others		5,512.9	5,439.9	5,621.8		5,547.7
Overseas Loans		598.2	611.8	658.4		632.4
Total		10,611.4	10,625.0	10,797.8		10,771.8

(Changes - excluding impacts of the factors mentioned in the table at the bottom) (in billions of Yen)

		Mar. 2002 Projection (B)-(A)+(E)	Mar. 2002 Actual (C)-(A)+(F)	Remarks	Mar. 2003 Projection (D)-(C)+(G)
Domestic Loans	including Impact Loans	-	110.5		-
	excluding Impact Loans	-	1,115.5		-
Loans to small to mid-sized corporations	including Impact Loans	6.0	59.8		1.0
	excluding Impact Loans	6.0	30.8		1.0

(Factors that affected the figures on "Changes" Table) (in billions of Yen)

	FY2001 Projection (E)		FY2001 Actual (F)		Remarks	FY2002 Projection (G)	
Net Losses from Direct Write-Offs	0.0	(0.0)	27.4	(12.5)		0.0	(0.0)
Losses on Sale of Loans to CCPC	0.0	(0.0)	1.8	(1.8)		0.0	(0.0)
Securitization	0.0	(0.0)	-147.5	(2.4)		0.0	(0.0)
Partial Direct Write-Offs	0.0	(0.0)	70.0	(52.6)		0.0	(0.0)
Losses on Sale of Loans to RCC	0.0	(0.0)	0.0	(0.0)		0.0	(0.0)
Losses on Sale of Loans in Bulk	0.0	(0.0)	3.3	(1.9)		0.0	(0.0)
Others	0.0	(0.0)	29.3	(14.1)		0.0	(0.0)
Total	0.0	(0.0)	-15.7	(85.3)		0.0	(0.0)

*Figures in parentheses denote the amount of loans to small to mid-sized corporations.

Classified Assets under Financial Reconstruction Law ("FRL")

Banking Account

(in billions of Yen)

	Mar. 2001 Actual (Non-Consolidated)	Mar. 2001 Actual (Consolidated)	Mar. 2002 Actual (Non-Consolidated)	Mar. 2002 Actual (Consolidated)
Bankrupt/ Practically Bankrupt (A)	70.3	82.6	34.0	37.0
Doubtful (B) (Kiken-Saiken)	366.0	299.0	376.5	390.5
Substandard (C) (Yo-Kanri-Saiken)	32.8	32.8	148.5	153.6
Ordinary Assets (Seijo-Saiken)	8,360.4	8,191.1	8,878.7	9,052.4
(A) + (B) + (C)	469.1	414.5	559.1	581.1

Balances of Provisions for Possible Loan Losses

(in billions of Yen)

	Mar. 2001 Actual (Non-Consolidated)	Mar. 2001 Actual (Consolidated)	Mar. 2002 Actual (Non-Consolidated)	Mar. 2002 Actual (Consolidated)
General Reserve	76.1	79.5	82.3	84.0
Specific Reserve	128.2	105.5	133.4	136.2
Reserve for loans to restructuring countries	2.8	2.8	1.2	1.2
<Total of reserve for possible loan losses>	207.3	188.0	217.0	221.5
Reserve for possible losses for loans to CCPC	3.3	3.3	0.2	0.2
Reserve for supporting specific borrowers	-	-	-	-
< Total >	210.7	191.4	217.3	221.8

*Total amount of classified loans (A + B + C) on a non-consolidated basis increased by 90.0billion yen to 559.1 billion yen, compared with March 2001. Bankruptcy/Practically Bankruptcy loans decreased due to proactive write-off, whereas Doubtful and Substandard loans increased due to reclassification for future write-off and adoption of a stricter standard respectively.

*Coverage ratios for Bankrupt/Practically Bankrupt loans and Doubtful loans (ratios of the portions covered by collateral/guarantee, or reserves) are 100% and 83%, respectively. The coverage ratio for Substandard loans equals 67%, with 43% reserve ratio for the uncovered portion.

Trust Account

(in billions of Yen)

	Mar. 2001 Actual (Non-Consolidated)	Mar. 2001 Actual (Consolidated)	Mar. 2002 Actual (Non-Consolidated)	Mar. 2002 Actual (Consolidated)
Bankrupt/ Practically Bankrupt (A)	15.1	*1	13.2	*1
Doubtful (B) (Kiken-Saiken)	46.0	*1	47.9	*1
Substandard (C) (Yo-Kanri-Saiken)	2.6	*1	68.9	*1
Ordinary Assets (Seijo-Saiken)	2,255.0	*1	1,749.1	*1
(A) + (B) + (C)	63.8	*1	130.0	*1

Balances of Special Reserve

(in billions of Yen)

	Mar. 2001 Actual (Non-Consolidated)	Mar. 2001 Actual (Consolidated)	Mar. 2002 Actual (Non-Consolidated)	Mar. 2002 Actual (Consolidated)
Loan Trust	23.9	*1	18.6	*1
Jointly-operated Money Trust	0.7	*1	0.7	*1
< Total >	24.7	*1	19.3	*1

*1 None of Sumitomo Trust's subsidiaries hold Trust accounts.

*Total amount of classified loans (A + B + C) on a non-consolidated basis increased by 66.2 billion yen to 130.0 billion yen, compared with March 2001. Substandard loans increased by 66.3 billion yen, due to the adoption of a stricter standard for this category.

*Coverage ratios for Bankrupt/Practically Bankrupt loans, Doubtful loans, and Substandard loans (ratios of the portions covered by collateral/guarantee, or reserves) are 98%, 69% and 59% respectively. Coverage ratio for total problem loans is 67% and it reaches to 82% when Reserve for Possible Impairment of Principal (for Loan Trust and Jointly-Operated Money Trust) is counted.

Coverage Ratios of Loans Classified under FRL

Banking Account

	Mar. 2001	Mar. 2002
Bankrupt/Practically Bankrupt	100%	100%
Doubtful	95%	83%
Substandard	71%	67%
Total Classified Loans under FRL	94%	80%

Trust Account

	Mar. 2001	Mar. 2002
Bankrupt/Practically Bankrupt	100%	98%
Doubtful	90%	69%
Substandard	52%	59%
Total Classified Loans under FRL	91%	67%

Banking + Trust Accounts

	Mar. 2001	Mar. 2002
Bankrupt/Practically Bankrupt	100%	99%
Doubtful	95%	82%
Substandard	69%	64%
Total Classified Loans under FRL	94%	77%

*Coverage ratios denotes percentages of portions covered by collateral/guarantee, or reserves.

*Reserves include Specific Reserve and General Reserve for loans classified under FRL.

Information on Risk-Managed Loans

(in billions of Yen, %)

		Mar. 2001 Actual (Non-Consolidated)	Mar. 2001 Actual (Consolidated)	Mar. 2002 Actual (Non-Consolidated)	Mar. 2002 Actual (Consolidated)
Loans in Bankruptcy Proceedings	Banking A/C	33.6	38.0	13.1	13.4
	Trust A/C	6.9	6.9	6.4	6.4
Other Delinquent Loans	Banking A/C	399.4	334.3	392.7	394.5
	Trust A/C	54.2	54.2	54.5	54.5
Loans More than 3 months Past Due	Banking A/C	3.3	3.4	2.5	4.9
	Trust A/C	1.3	1.3	0.5	0.5
Restructured Loans	Banking A/C	29.4	29.4	145.9	146.0
	Trust A/C	1.2	1.2	68.4	68.4
- Interest Rate Reduction	Banking A/C	22.4	22.4	24.4	24.4
	Trust A/C	0.8	0.8	34.1	34.1
- Interest Payment Rescheduled	Banking A/C	-	-	-	-
	Trust A/C	-	-	-	-
- Loans to Financially Supported Borrowers	Banking A/C	-	-	46.1	46.1
	Trust A/C	-	-	17.5	17.5
- Principal Payment Rescheduled	Banking A/C	6.9	6.9	75.4	75.4
	Trust A/C	0.4	0.4	16.7	16.7
- Others	Banking A/C	-	-	-	-
	Trust A/C	-	-	-	-
Total	Banking A/C	465.9	405.2	554.3	558.9
	Trust A/C	63.7	63.7	129.9	129.9
Partial Direct Write-Off		394.5	440.0	277.0	281.8
Percentage of Risk-Managed Loans (Banking A/C)		5.62	4.95	6.22	6.26
Percentage of Risk-Managed Loans (Trust A/C)		2.75	2.75	6.92	6.92

Breakdown of Credit Costs

(Non-Consolidated basis) (in billion of Yen)

	Mar. 2000 Actual	Mar. 2001 Actual	Mar. 2002 Actual	Mar. 2003 Projection
Expenses Relating to Problem Loans (A)	157.3	125.7	99.1	80.0
Banking A/C	102.5	94.1	75.2	60.0
Net Transfer to Specific Loan Loss Reserves	39.8	30.1	48.5	
Claims Written-Off, etc. (C)	49.1	65.2	28.6	
Claims Written-Off	42.1	41.5	31.5	
Losses on Sale of Loans to CCPC	1.4	0.9	0.3	
Losses on Sale of Loans to RCC	-	-	-	
Other Losses on Sale of Loans	5.1	0.9	-3.2	
Losses on Debt Forgiveness	0.4	21.8	-	
Net Transfer to Reserve for Losses on Investment Securities	0.6	0.5	-0.1	
Net Transfer to Reserves for Financial Assistance to Specific Borrowers	18.2	-0.3	-	
Net Transfer to Reserves for Loans to Restructuring Countries	-5.1	-1.4	-1.8	
Trust A/C	54.7	31.5	23.9	20.0
Claims Written-Off	48.3	27.6	22.8	
Losses on Sale of Loans to CCPC	2.9	3.5	1.6	
Losses on Sale of Loans to RCC	-	-	-	
Other Losses on Sale of Loans	3.4	0.2	-0.5	
Net Transfer to General Reserve (B)	-7.2	21.1	6.2	0.0
Total Credit Costs (A) + (B)	150.0	146.8	105.4	80.0

<Reference>

Direct Write-Offs by appropriation of reserves (D)	140.9	133.5	46.4	
(C) + (D)	190.0	198.8	75.1	

(Consolidated basis) (in billions of Yen)

	Mar. 2000 Actual	Mar. 2001 Actual	Mar. 2002 Actual	Mar. 2003 Projection
Expenses Relating to Problem Loans (A)	163.1	131.7	104.6	80.0
Banking A/C	108.3	100.2	80.6	60.0
Net Transfer to Specific Loan Loss Reserves	42.9	30.6	53.3	
Claims Written-Off, etc. (C)	51.7	70.8	29.3	
Claims Written-Off	44.8	45.8	31.8	
Losses on Sale of Loans to CCPC	1.4	0.9	0.3	
Losses on Sale of Loans to RCC	-	-	-	
Other Losses on Sale of Loans	5.1	2.2	-2.8	
Losses on Debt Forgiveness	0.4	21.8	-	
Net Transfer to Reserve for Losses on Investment Securities	0.6	0.5	-0.1	
Net Transfer to Reserves for Financial Assistance to Specific Borrowers	18.2	-0.3	-	
Net Transfer to Reserves for Loans to Restructuring Countries	-5.1	-1.4	-1.8	
Trust A/C	54.7	31.5	23.9	20.0
Claims Written-Off	48.3	27.6	22.8	
Losses on Sale of Loans to CCPC	2.9	3.5	1.6	
Losses on Sale of Loans to RCC	-	-	-	
Other Losses on Sale of Loans	3.4	0.2	-0.5	
Net Transfer to General Reserve (B)	-5.4	19.7	5.3	0.0
Total Credit Costs (A) + (B)	157.7	151.5	110.0	80.0

<Reference>

Direct Write-Offs by appropriation of reserves (D)	145.9	169.3	50.1	
(C) + (D)	197.7	240.2	79.5	

Sources for Disposal of Problem Loans

(Non-consolidated)

(in billions of Yen)

	Mar. 2000 Actual	Mar. 2001 Actual	Mar. 2002 Actual	Mar. 2003 Forecast
Adjusted Net Business Profit	144.7	144.1	150.2	145.0
Net gains/losses on bonds	-10.6	29.8	25.8	
Net Gains on Stocks	75.1	43.6	-	-
Net Gains on Real Estate Sale	-	-	2.6	-
Others	-	-	-	-
Total	219.9	187.8	152.8	145.0

(Consolidated)

(in billions of Yen)

	Mar. 2000 Actual	Mar. 2001 Actual	Mar. 2002 Actual	Mar. 2003 Forecast
Adjusted Net Business Profit	144.7	144.1	150.2	145.0
Net gains/losses on bonds	-10.9	29.8	25.8	
Net Gains on Stocks	75.7	45.1	-	-
Net Gains on Real Estate Sale	-	-	2.2	-
Others	-	-	-	-
Total	220.4	189.2	152.5	145.0

Bankruptcies during FY2001

(in billions of Yen)

Internal Rating	Internal Ratings 1 year before Bankruptcies		Internal Ratings 6 month before Bankruptcies	
	Number of Bankruptcies	Amount	Number of Bankruptcies	Amount
1	-	-	-	-
2	-	-	-	-
3	-	-	-	-
4	-	-	-	-
5	1	12.1	-	-
6	6	4.1	3	0.3
7	-	-	3	12.8
8	6	14.0	4	12.7
9	8	9.6	11	13.9
10	13	99.4	13	99.4

Summary of Unrealized Gains/Losses
(Non-consolidated)

Securities

(in billions of Yen)

		Book Value	Net Unrealized Gains/Losses	Unrealized Gains	Unrealized Losses
Held-to-Maturity	Bonds	-			
	Stocks	-			
	Others	-			
	Total	-			
Subsidiaries/Affiliates	Bonds	-			
	Stocks	28.3			
	Others	22.6			
	Total	50.9			
Others	Bonds	1,407.4	6.6	11.9	5.3
	Stocks	943.8	-51.2	74.6	125.8
	Others	2,442.5	-48.8	8.3	57.2
	Total	4,793.8	-93.4	94.9	188.4

Others

(in billions of Yen)

	Book Value	Market Value	Net Unrealized Gains/Losses	Unrealized Gains	Unrealized Losses
Real Estate For Sale	41.6	34.4	-7.2	0.0	7.3
Other Real Estate	-	-	-	-	-
Deferred Loss Assets for Hedge-purpose Derivatives	55.4	-55.4	-55.4	204.0	259.4

(Net Unrealized Gains/Losses on Derivatives)

(in billions of Yen)

Interest Related Transactions	-3.7
Interest Swaps	-4.0
Stock Related Transactions	0.0
Bond Related Transactions	-0.3
Currency Related Transactions	3.4
Credit Derivative Transactions	-
Total	-0.5

Summary of Unrealized Gains/Losses
(Consolidated)

Securities

(in billions of Yen)

		Book Value	Net Unrealized Gains/Losses	Unrealized Gains	Unrealized Losses
Held-to-Maturity	Bonds	-	-	-	-
	Stocks	-	-	-	-
	Others	29.8	0.5	0.8	0.3
	Total	29.8	0.5	0.8	0.3
Subsidiaries/Affiliates	Bonds	-			
	Stocks	27.0			
	Others	-			
	Total	27.0			
Others	Bonds	1,407.9	6.6	11.9	5.3
	Stocks	943.9	-51.1	74.6	125.8
	Others	2,450.7	-49.1	8.3	57.5
	Total	4,802.5	-93.7	95.0	188.7

Others

(in billions of Yen)

	Book Value	Market Value	Net Unrealized Gains/Losses	Unrealized Gains	Unrealized Losses
Real Estate For Sale	41.6	34.4	-7.2	0.0	7.3
Other Real Estate	7.0	9.3	2.3	3.5	1.1
Deferred Loss Assets for Hedge-purpose Derivatives	55.4	-55.4	-55.4	204.0	259.4

(Net Unrealized Gains/Losses on Derivatives)

(in billions of Yen)

Interest Related Transactions	-4.6
Interest Swaps	-4.9
Stock Related Transactions	0.0
Bond Related Transactions	-0.3
Currency Related Transactions	3.6
Credit Derivative Transactions	-
Total	-1.3

Summary of Derivative Transactions

(in billions of Yen)

	Contract Value			Credit Risk Equivalent		
	Mar. 2001	Sep. 2001	Mar. 2002	Mar. 2001	Sep. 2001	Mar. 2002
Futures	48,308.7	66,033.8	61,196.7	-	-	-
Interest Swaps	21,504.0	20,561.0	21,342.2	470.4	545.6	428.3
Cross Currency Swaps	200.3	509.0	566.1	12.1	31.5	24.0
Forward Foreign Exchange	4,273.4	4,888.8	5,099.6	217.8	95.2	141.0
Interest Options Purchased	594.3	341.9	2,254.1	6.5	6.0	6.3
Currency Options Purchased	59.5	74.1	60.9	3.3	1.7	2.0
Other Derivatives	978.5	950.9	2,145.7	-	6.2	-
Effect on Netting Agreement	-	-	-	-458.2	-452.1	-335.3
Total	75,919.1	93,359.8	92,665.6	252.0	234.3	266.5

Credit Risk (Consolidated)

(in billions of Yen)

	Customers with Credit Rating BBB/Baa or above	Customers with Credit Rating BB/Ba or below	Others*	Total
Credit Risk Equivalent	219.5	22.3	24.7	266.5
Credit Cost	0.3	0.4	0.4	1.1
Amount of Credit Risk	2.3	1.0	1.1	4.3

*Including transaction with individual customers (foreign currency time deposits), and impact-loans to non-rated customers.